UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2026

Jason Mandinach
Principal Executive Officer
PIMCO Asset-Based Lending Company LLC
650 Newport Center Drive
Newport Beach, CA 92660

Re: PIMCO Asset-Based Lending Company LLC
Amendment No. 2 to Registration statement on Form 10-12G
Filed October 15, 2025
File No. 000-56764

Dear Jason Mandinach:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Nathan Briggs